December 2, 2019

Duncan Palmer
Chief Financial Officer
Cushman & Wakefield plc
125 Old Broad Street
London, United Kingdom EC2N 1AR

       Re: Cushman & Wakefield plc
           Form 10-K for the year ended December 31, 2018
           Filed February 28, 2019
           File No. 001-38611

Dear Mr. Palmer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Use of Non-GAAP Financial Measures, page 40

1. We note your use of the title "fee revenue" for one of your non-GAAP financial measures. Please tell us how you determined it was appropriate to use a title for your non-
      GAAP financial measure that appears to be the same as, or confusingly similar to, a title used for a GAAP financial measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 3: Segment Data, page 74

2. We note your disclosure that Adjusted EBITDA is the profitability metric reported to your
      CODM. We further note you also present total fee revenue and total fee-based operating expenses, which appear to be profitability metrics. Please refer to ASC 280-10-50-28 and advise how you determined it was appropriate to present multiple measures within your segment footnote.
 Duncan Palmer
Cushman & Wakefield plc
December 2, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis, Staff Accountant, at 202-551-6216 or Jennifer Monick,
Assistant Chief Accountant, at 202-551-3295 with any questions.



FirstName LastNameDuncan Palmer                           Sincerely,
Comapany NameCushman & Wakefield plc
                                                          Division of
Corporation Finance
December 2, 2019 Page 2                                   Office of Real Estate
& Construction
FirstName LastName